UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 72912 / August 26, 2014

Admin. Proc. File No. 3-15901

In the Matter of

ADVANCED WATER TECHNOLOGY
   HOLDINGS, INC.,
CREATIVE ENTERTAINMENT HOLDINGS, INC.,
DRI CORPORATION (n/k/a XDRIC, INC.), and
SHERWOOD ACQUISITION CORPORATION

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

      The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Advanced Water Technology Holdings, Inc., Creative Entertainment Holdings, Inc., DRI Corporation (n/k/a Xdric, Inc.), or Sherwood Acquisition Corporation and the Commission has not chosen to review the decision on its own initiative.

      Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to Advanced Water Technology Holdings, Inc., Creative Entertainment Holdings, Inc., DRI Corporation (n/k/a Xdric, Inc.), and Sherwood Acquisition Corporation. The order contained in that decision is hereby declared effective. The

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[1]   17 C.F.R. ' 201.360(d).

[2]   *Advanced Water Tech. Holdings, Inc., Creative Entm't Holdings, Inc., DRI Corp. (n/k/a Xdric, Inc.), and Sherwood Acquisition Corp.,* Initial Decision Rel. No. 635 (July 14, 2014), 109 SEC Docket 07, 2014 WL 3402295. The Central Index Key numbers are: 1439570 for Advanced Water Technology Holdings, Inc.; 1522212 for Creative Entertainment Holdings, Inc.; 853695 for DRI Corporation (n/k/a Xdric, Inc.); and 1502658 for Sherwood Acquisition Corp.

initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Advanced Water Technology Holdings, Inc., Creative Entertainment Holdings, Inc., DRI Corporation (n/k/a Xdric, Inc.), and Sherwood Acquisition Corporation is hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Jill M. Peterson
Assistant Secretary

INITIAL DECISION RELEASE NO. 635
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15901

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of ADVANCED WATER TECHNOLOGY HOLDINGS, INC., CREATIVE ENTERTAINMENT HOLDINGS, INC., DRI CORPORATION (n/k/a XDRIC, INC.), INTERNATIONAL PAINTBALL ASSOCIATION, INC., and SHERWOOD ACQUISITION CORPORATION	INITIAL DECISION ON DEFAULT July 14, 2014

APPEARANCES: Neil J. Welch, Jr., for Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission (Commission) issued an Order Instituting Administrative Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on June 2, 2014, alleging that Respondents have securities registered with the Commission and have not filed required periodic reports. The OIP requires that Respondents answer the allegations within ten days of service of the OIP. OIP at 3; 17 C.F.R. § 201.220(b). The Declaration of Neil J. Welch, Jr., to Assist Secretary with Record of Service (Declaration) filed by the Division of Enforcement on June 6, 2014, established that all Respondents were served with the OIP on June 4, 2014, pursuant to 17 C.F.R. § 201.141(a)(2)(ii). The Commission issued an Order Making Findings and Revoking Registration of Securities of International Paintball Association, Inc., on June 18, 2014. Advanced Water Tech. Holdings, Inc., Exchange Act Release No. 72415, 2014 SEC LEXIS 2107.

On June 26, 2014, I issued an Order Postponing Hearing and Scheduling Prehearing Conference, in which I stated I that I would default any Respondent that did not file an Answer, participate in the prehearing conference scheduled for July 9, 2014, or otherwise defend the proceeding. Advanced Water Tech. Holdings, Inc., Admin. Proc. Rulings Release No. 1561, 2014 SEC LEXIS 2248 (citing 17 C.F.R. §§ 201.155(a), .220(f), .221(f)). Advanced Water Technology Holdings, Inc. (Advanced Water Technology), Creative Entertainment Holdings,

Inc. (Creative Entertainment), DRI Corporation (n/k/a Xdric, Inc.) (DRI Corporation), and Sherwood Acquisition Corporation (Sherwood Acquisition) did not answer the OIP, participate in the prehearing conference, or otherwise defend the proceeding and thus are in default. Id. I find the allegations in the OIP to be true as to each of them. See 17 C.F.R. § 201.155(a).

Order

Advanced Water Technology, Central Index Key (CIK) No. 1439570, is a void Delaware corporation located in San Bruno, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Advanced Water Technology is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $56,708, since the company's June 16, 2008, inception.

Creative Entertainment, CIK No. 1522212, is a void Delaware corporation located in Phoenix, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Creative Entertainment is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $750 since the company's April 20, 2011, inception.

DRI Corporation, CIK No. 853695, is a North Carolina corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). DRI Corporation was acquired by Luminator Technology Group on July 16, 2012. DRI Corporation is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $10,004,000 for the prior nine months. On March 25, 2012, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Eastern District of North Carolina, and the case was still pending as of March 10, 2014.

Sherwood Acquisition, CIK No. 1502658, is a forfeited Delaware corporation located in Newport Beach, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Sherwood Acquisition is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $2,250 since the company's July 19, 2010, inception. On August 2, 2001, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of California; the case is now closed.

Conclusions of Law

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. See 17 C.F.R. §§ 240.13a-1, .13a-13. Advanced Water

Technology, Creative Entertainment, DRI Corporation, and Sherwood Acquisition have failed to do so. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, mot. for recons. denied, Exchange Act Release No. 55876 (June 6, 2007), 90 SEC Docket 2419. Moreover, Advanced Water Technology, Creative Entertainment, DRI Corporation, and Sherwood Acquisition have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations.

The failure of Advanced Water Technology, Creative Entertainment, DRI Corporation, and Sherwood Acquisition to file timely annual and quarterly reports has resulted in violations of Section 13(a) and Exchange Act Rules 13a-1 and 13a-13.

Sanctions

Exchange Act Section 12(j) authorizes the Commission "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a class of securities or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the registrant has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what is necessary or appropriate for the protection of investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39.

The failure to file required periodic reports is a serious violation because the reporting requirements of the Exchange Act are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). The violations by Advanced Water Technology, Creative Entertainment, DRI Corporation, and Sherwood are recurrent in that they repeatedly failed to file periodic reports for nearly two and a half years. See Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6251 (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are also culpable because they knew, or should have known, of their obligation to file periodic reports. See 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); Robert L. Burns, Investment Advisers Act of 1940 Release No. 3260 (Aug. 5, 2011), 101 SEC Docket 44807, 44826 n.60 (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, Advanced Water Technology, Creative Entertainment, DRI Corporation, and Sherwood Acquisition have forfeited an opportunity to show they have made efforts to remedy their past violations and to offer assurances against further violations. On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Advanced Water Technology, Creative Entertainment, DRI Corporation, and Sherwood Acquisition.

Order

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Advanced Water Technology Holdings, Inc., Creative Entertainment Holdings, Inc., DRI Corporation (n/k/a Xdric, Inc.), and Sherwood Acquisition Corporation is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. See 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. See 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. Id.

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Brenda P. Murray
Chief Administrative Law Judge